Silver Run Acquisition Corporation

1000 Louisiana Street, Suite 1450

Houston, TX 77002

September 16, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Re:                             Silver Run Acquisition Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule PREM 14A
Filed September 2, 2016

Form 8-K
Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed September 7, 2016
File No. 1-37697

Ladies and Gentlemen:

This letter sets forth the responses of Silver Run Acquisition Corporation (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 14, 2016 (the “Comment Letter”) with respect to Amendment No. 1 to the Preliminary Proxy Statement on Schedule PREM14A filed by the Company on September 2, 2016 (the “Proxy Statement”) and the investor presentation filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on September 7, 2016 (the “Investor Presentation”).  In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 2”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Proxy Statement. Information responsive to Comment #8 and Comment #9 is included as Exhibit A to this Comment Letter.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 2 or the Investor Presentation, as applicable.

Preliminary Proxy Statement on Schedule PREM 14A Filed September 2, 2016

The Business Combination Proposal, page 101

Background of the Business Combination, page 121

1.              Please explain how Riverstone determined that CRP had an enterprise value of $1,300,000,000 for CRP on June 6, 2016 and the rationale for increasing such enterprise value to $1,500,000,000 on June 23, 2016.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 119 and 120 of the Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 79

2.              We note in response to comment 11 you have expanded your pro forma financial information to depict four scenarios — with and without the Centennial Cash Election, and with and without redemption.  However, your disclosure in note (i) on page 90 indicates there are no pro forma adjustments under either redemption scenario because the Riverstone Private Investors have agreed to purchase incremental shares as necessary to offset any redemption.  If there is no distinction to be made based on any redemption scenario, please reposition the related narratives to the introductory section and remove the extra columns from the tabulations.  Please also include a narrative in the introductory section to clearly describe the terms of the Centennial Cash Election and reposition the related adjustments to appear in single set of pro forma statements, having two columns for adjustments related to these two scenarios and two columns for the totals so that a reader may identify the differences between the pro forma financial statements under these possibilities.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 80 and 82 through 84 of the Proxy Statement. In addition, the Company advises the Staff that, on September 4, 2016, the parties agreed that the forms of Equity Documents were finalized and completed and, accordingly, the Centennial Contributors are deemed to have waived their right to make the Centennial Cash Election. The Company has revised the Proxy Statement throughout, including by removing the additional scenarios previously depicted in the pro forma financial information, to reflect that the Centennial Cash Election will not be made.

3.              Please expand the disclosure accompanying your purchase price computation and allocation on page 89 to more clearly explain the accounting depicted for the debt to be assumed vs. repaid at closing, and non-controlling interest under each scenario, with details sufficient to understand the correlation with GAAP.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 86 of the Proxy Statement.

Description of Fairness Opinion of Evercore, page 134

Implied Valuation of CRP, page 136

Net Asset Value Analysis, page 136

4.              Please define the term “resources” as used in the tables on page 137.  The staff is not familiar with a definition of “resources” as “proved plus additional drilling locations.” Also expand your discussion to clarify the reserve categories represented by the estimates attributed to the “Additional Drilling Locations” and the extent to which the estimates include non-reserve quantities such as contingent or prospective resources.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 134 and 135 of the Proxy Statement.

5.              We also note the tabular disclosures on page 137 refer to a “Total Resource” figure which appears to be the summation of your total proved reserves and certain additional volumes relating to the additional drilling locations identified by CRP’s management.  To the extent your total resource figure represents the aggregation of more than one reserve category or combines reserves and resources, such as contingent and/or prospective reserves, please revise your disclosure to provide the net quantities by individual category and/or resource classification on a disaggregated basis or explain why you believe a revision to your presentation is not necessary. Please refer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009 and updated May 16, 2013, and revise your disclosure to exclude an aggregated estimate of proved plus non-proved reserves and/or resource volumes.  The C&DIs are available at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 134 and 135 of the Proxy Statement.

6.              Please modify your discussion to clarify if your proved undeveloped reserves fall within the discount rate range used by Evercore of 8.0% to 20.0% for “proved reserves” or by the 15.0% to 25.0% for “undeveloped reserves.”

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 135 of the Proxy Statement.

Preliminary Proxy Card

7.              We note disclosure regarding the conditions of CRP and the Centennial Contributors to consummate the business combination on page 106 of the revised proxy statement. Please revise, as applicable, your proxy statement and proxy card to clarify whether the approval of certain proposals are conditioned upon the approval of other proposals.

Response:  The Company acknowledges the Staff’s comment and has revised the proxy card to clarify where approval of certain proposals is conditioned upon the approval of other proposals. Please also see pages 3, 94, 150 through 154, 156, 165 and 166 of the Proxy Statement.

Form 8-K Filed September 7, 2016; Soliciting Materials filed pursuant to Exchange Act Rule 14a-12

Exhibit 99.1 Investor Presentation

8.              Please expand the presentation of “Net Resources” on page 20 to clarify the reserve categories represented by the estimates attributed as “Unproven” and the extent that such estimates include non-reserve quantities such as contingent or prospective resources.

Response:  The Company acknowledges the Staff’s comment and has revised the Investor Presentation accordingly. Please see page 2 of the Investor Presentation under the heading “Reserve Information” and Footnote 2 on page 20 of the Investor Presentation, which are attached as Exhibit A to this Comment Letter.

9.              Also expand your presentation to provide an appropriate statement regarding the different levels of uncertainty relating to the estimates of proved and unproven reserves and/or resources, and net present worth discounted at 10% (“PV-10”).  For example, you should indicate whether the net quantities and net present worth discounted at 10%, relating to your unproven estimates, have been adjusted to reflect the level of recovery risk and the extent that such estimates are comparable and meaningful when combined with your proved estimates.

Response:  The Company acknowledges the Staff’s comment and has revised the Investor Presentation accordingly. Please see page 2 of the Investor Presentation under the heading “Reserve Information” and Footnote 2 on page 20, which are attached as Exhibit A to this Comment Letter.

*     *     *     *

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

SILVER RUN ACQUISITION CORPORATION

By:	/s/ Stephen S. Coats
Name:	Stephen S. Coats
Title:	Corporate Secretary

Cc:                             Silver Run Acquisition Corporation

Mark G. Papa

Weil, Gotshal & Manges, LLP

Raymond O. Gietz, Esq.

Jennifer A. Bensch, Esq.

Latham & Watkins LLP

William N. Finnegan IV, Esq.

Debbie P. Yee, Esq.

Exhibit A

[See attached]

Important Information This Investor Presentation (“Investor Presentation”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Silver Run Acquisition Corporation (“Silver Run”) or Centennial Resource Production, LLC (“Centennial” or “CRP”) or any securities of Silver Run’s or Centennial’s affiliates. This Investor Presentation has been prepared to assist parties in making their own evaluation with respect to the proposed Business Combination, as contemplated in the Contribution Agreement (collectively, the “Business Combination”), of Silver Run and Centennial and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Silver Run and Centennial assume no obligation to update the information in this Investor Presentation. Use of Projections This Investor Presentation contains projections for Centennial, including with respect to Centennial’s drilling and completion (“D&C”) Capex, daily production (Boe/d), Adjusted EBITDAX, total liquidity (borrowing base availability plus cash on hand), debt to Adjusted EBITDAX ratio and production for Centennial’s fiscal years 2016, 2017 and 2018. Neither Silver Run’s nor Centennial’s independent auditors or Centennial’s independent petroleum engineering firm have audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation, and accordingly, none of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this Investor Presentation, certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the projected information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected information. Even if our assumptions and estimates are correct, projections are inherently uncertain due to a number of factors outside our control. Accordingly, there can be no assurance that the projected results are indicative of the future performance of Silver Run or Centennial or the combined company after completion of any Business Combination or that actual results will not differ materially from those presented in the projected information. Inclusion of the projected information in this Investor Presentation should not be regarded as a representation by any person that the results contained in the projected information will be achieved. Use of Non-GAAP Financial Measures This Investor Presentation includes non-GAAP financial measures, including Adjusted EBITDAX. Please refer to the Appendix for a reconciliation of Adjusted EBITDAX to net (loss) income, the most comparable GAAP measure. Centennial believes Adjusted EBITDAX is useful because it allows the company to more effectively evaluate its operating performance and compare the results of its operations from period to period and against its peers without regard to financing methods or capital structure. Centennial excludes the items listed in the Appendix from net (loss) income in arriving at Adjusted EBITDAX because these amounts can vary substantially from company to company within its industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of Centennial’s operating performance or liquidity. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. Centennial’s presentation of Adjusted EBITDAX should not be construed as an inference that its results will be unaffected by unusual or non-recurring items. Centennial’s computations of Adjusted EBITDAX may not be comparable to other similarly titled measures of other companies. Industry and Market Data The market data and certain other statistical information used throughout this Investor Presentation are based on independent industry publications, government publications and other published independent sources. Although Silver Run and Centennial believe these third-party sources are reliable as of their respective dates, neither Silver Run nor Centennial has independently verified the accuracy or completeness of this information. Some data is also based on Centennial’s good faith estimates. The industry in which Centennial operates is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in these publications. Reserve Information The Securities and Exchange Commission (the “SEC”) permits oil and gas companies to disclose in their filings with the SEC only proved, probable and possible reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations. In addition, the SEC strictly prohibits companies from aggregating proved, probable and possible reserves (3P) in filings with the SEC due to the different levels of certainty associated with each reserve category. In this Investor Presentation, we provide Centennial’s internally generated estimates of “unproven reserves,” which represent 3P reserves, net of proved reserves, as well as summations of Centennial's proved and unproven reserves and PV-10 for proved and unproven reserves. Investors should be cautioned that estimates of PV-10 of unproven reserves, as well as the underlying volumetric estimates, are inherently more uncertain of being recovered and realized than comparable measures for proved reserves. Further, because estimates of unproven reserve volumes have not been adjusted for risk due to this uncertainty of recovery, their summation may be of limited use. Forward Looking Statements This Investor Presentation includes certain statements that may constitute “forward-looking statements” for purposes of U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about: Silver Run’s ability to consummate the Business Combination; the benefits of the Business Combination; the future financial performance of Silver Run following the Business Combination; changes in Centennial’s reserves and future operating results; and expansion plans and opportunities. These forward-looking statements are based on information available as of the date of this Investor Presentation, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Silver Run’s views as of any subsequent date, and Silver Run and Centennial do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, Silver Run’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Contribution Agreement; (ii) the outcome of any legal proceedings that may be instituted against Silver Run following announcement of the proposed Business Combination and transactions contemplated thereby; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Silver Run, or other conditions to closing in the Contribution Agreement; (iv) the risk that the proposed Business Combination disrupts current plans and operations of Silver Run or Centennial as a result of the announcement and consummation of the transactions described herein; (v) Silver Run’s ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Silver Run to grow and manage growth profitably following the Business Combination; (vi) costs related to the Business Combination; (vii) changes in applicable laws or regulations; (viii) the possibility that Silver Run or Centennial may be adversely affected by other economic, business, and/or competitive factors; and (ix) other risks and uncertainties indicated in Silver Run’s preliminary proxy statement initially filed with the SEC on July 29, 2016, including those under the section entitled “Risk Factors.” Additional Information In connection with the proposed Business Combination, Silver Run has filed a preliminary proxy statement with the SEC. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Silver Run as of a record date to be established for voting on the proposed Business Combination, and will contain important information about the proposed Business Combination and related matters. Silver Run stockholders and other interested persons are advised to read, when available, the proxy statement in connection with Silver Run’s solicitation of proxies for the meeting of stockholders to be held to approve the proposed Business Combination because the proxy statement will contain important information about the proposed Business Combination. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov. Participants in the Solicitation Silver Run and its directors and officers may be deemed participants in the solicitation of proxies of Silver Run stockholders in connection with the proposed Business Combination. Silver Run stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Silver Run in Silver Run’s registration statement on Form S-1, as amended as of February 17, 2016. Additional information will be available in the definitive proxy statement when it becomes available. 2

Large Resource Base

Large Resource Potential with Future Potential Upside from Additional Zones

	Net Resources (MBoe) [1]				PV-10 ($M) [2] [3]		
	PD / PDNP	PUD	Unproven [2]	Total	NYMEX	$65/Bbl	$75/Bbl
Horizontal Target Zones							
Upper Wolfcamp A	11,359	19,073	112,639	143,070	$ 1,004,918	$ 1,194,173	$ 1,428,403
Lower Wolfcamp A	3,143	7,011	101,495	111,649	730,681	880,499	1,065,931
Wolfcamp B	2,032	2,263	84,427	88,723	463,283	592,824	753,121
Wolfcamp C	2,407	-	62,322	64,729	261,599	354,917	470,415
3rd Bone Spring Sand	1,349	-	24,366	25,715	152,420	191,211	239,363
Total	**20,290**	**28,347**	**385,249**	**433,886**	**$ 2,612,902**	**$ 3,213,624**	**$ 3,957,233**

Net Revenue by Hydrocarbon



Gas
4%
NGLs
4%
Oil
92%

PV-10 by Formation at NYMEX



3rd BS Sand 6%
Upper Wolfcamp A 38%
Wolfcamp C 10%
Wolfcamp B 18%
Lower Wolfcamp A 28%

PV-10 by Operated at NYMEX



Non Operated 7%
Operated 93%

(1) Reserves per Centennial's internal estimates as of 6/30/16; Assumes ramp up to 6 rigs by 2019; Proved reserves based on Centennial's year end 2015 NSAI reserve report rolled forward to 7/11/16 and adjusted for Centennial's internal type curves and commercial assumptions.

(2) Unproved reserves represent Centennial's internal estimates for 3P Reserves net of PD/PDNP and PUD reserves, and do not include non-reserve quantities such as contingent or prospective resources. Unproven reserves are less certain to be recovered than PD/PDNP and PUD reserves; however, the Mboe and PV-10 values for Unproven reserves have not been adjusted to account for the increased level of recovery risk compared to PD/PDNP and PUD categories. Please see "Important Information–Reserve Information" for more information on Centennial's estimate of Unproven reserves.

(3) NYMEX as of 7/11/16; $65/Bbl and $75/Bbl price decks assume NYMEX through 2020 then a flat $65/Bbl and $75/Bbl long term oil price, respectively.

CENTENNIAL 20